April 22, 2025

Michael Milotech
Interim Chief Executive Officer and Chief Financial Officer
Marqeta, Inc.
180 Grand Avenue, 6th Floor
Oakland, CA 94612

       Re: Marqeta, Inc.
           Form 10-K for the Year Ended December 31, 2024
           Response dated April 14, 2025
           File No. 001-40465
Dear Michael Milotech:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology